BC FORM 51-102F3

Material Change Report

Item 1.   Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

REG TECHNOLOGIES INC.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

June 24, 2010

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

June 24, 2010

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on June 24, 2010.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The   Company   announced   the   design   review   held   June   15-16,   2010,   indicates   the

acceptance of the demonstration RadMax™ Diesel Engine Design, subject to a few minor action  items  to  be  resolved  in  the  next  30  days.  The  objective  of  the  review  was  to  obtain approval to commence fabrication of the demonstration diesel engine.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe one or more significant facts otherwise required  to  be disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report,  or  an  officer  through  whom the  executive officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 30th day of     June    , 2010.

REG TECHNOLOGIES INC.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson, President

(Print name and title)

SCHEDULE “A”

REG TECHNOLOGIES INC.

REGI U.S., INC.

#240 – 11780 Hammersmith Way

Richmond, BC V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.regtech.com

N E W S  R E L E A S E

REGI U.S., Inc. (“REGI” or “RGUS”)

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

DESIGN REVIEW INDICATES ACCEPTANCE OF THE RADMAX™

DIESEL ENGINE DESIGN

For  Immediate  Release:  June  24,  2010.   Vancouver,  BC  –  REGI  U.S.,  Inc.  (OTC  BB:  RGUS,

Frankfurt  Stock  Exchange:  RGJ)  and  Reg  Technologies  Inc.  (TSX  Venture  Exchange:  RRE.V,

OTC BB:  REGRF)  are  pleased  to announce  the  design review held  June  15-16,  2010,  indicates the  acceptance  of  the  demonstration  RadMax™  Diesel  Engine  Design,  subject  to  a  few  minor action  items  to  be  resolved  in  the  next  30  days.  The  objective  of  the  review  was  to  obtain approval to commence fabrication of the demonstration diesel engine.

Robert  Grisar,  Vice  President  of  Engineering  for  REGI  U.S.,  Inc.,  states,  “The  review  went exceptionally  well  and  the  technical  cooperation  amongst  all  parties  was  outstanding  and  very productive. The  time  frame  to  implement  the  action  items  is estimated  to be  30  days, followed  a peer review, with the final step being fabrication of the demonstration model.”

The   design   review   covered   thermodynamic   engineering   work,   material   selections,   sealing

solutions,   component   geometry,   mechanical   integration,   operating   limitations   and   a   vital

assembly  review.  Participants  included  representatives  from  Belcan  Engineering  Services,  the

Fortune 1000 Company, and REGI U.S., Inc.

The  Fortune  1000  Company  will  continue  to  assist  REGI  U.S.,  Inc.  in  the  development  of  the

RadMax™   diesel   engine   design   application   under   an   extension   of   the   original   evaluation

agreement until December 31, 2010 at no cost to REGI U.S., Inc.

(See News Release dated April 9, 2009 – Extension of Evaluation Agreement)

ABOUT REGI U.S., INC. AND REG TECHNOLOGIES INC.

Reg  Technologies  Inc.  and  REGI  U.S.,  Inc.  are  developing  for  commercialization  an  improved axial  vane  type  rotary  engine  known  as  the  Rand  Cam™/RadMax™  rotary  technology  used  in the  revolutionary  design  of  lightweight  and  high  efficiency  engines,  compressors  and  pumps.

The  RadMax™  engine  has  only  two  unique  moving  parts,  the  vanes  (up  to  12)  and  the  rotor,

compared  to  the  40  moving  parts  in  a  simple  four-cylinder  piston  engine.     This  innovative

design makes it possible to produce up to 24 continuous power impulses per one rotation that is

vibration-free  and  extremely  quiet.     The  RadMax™  engine  also  has  multi-fuel  capabilities

allowing  it  to  operate  on  fuels  including  gasoline,  natural  gas,  hydrogen,  propane  and  diesel.

REGI  U.S.,  Inc.  and  its  parent  company,  Reg  Technologies  Inc.,  are  currently  designing  and testing  prototype  RadMax™  diesel  engines,  compressors  and  pumps  intended  for  aviation,

automotive,  industrial  processes  and  military  applications.  For  more  information,  please  visit

www.regtech.com .

ON BEHALF OF THE BOARD OF DIRECTORS

REGI U.S., Inc.

Reg Technologies Inc.

“John Robertson”

“John Robertson”

John Robertson

John Robertson

President

President

Contacts:     REGI U.S., Inc. and

Reg Technologies Inc.

John Robertson, 1-800-665-4616

READER ADVISORY

Statements  in  this  press  release  regarding  the  business  of  Reg  Technologies  Inc.  and  REGI  U.S,  Inc.  (together  the  “Companies’”)

which   are   not   historical   facts   are   "forward-looking   statements"   that   involve   risks   and   uncertainties,   including   management's

assessment  of  future  plans  and  operations,  and  capital  expenditures  and  the  timing  thereof,  certain  of  which  are  beyond  the

Companies'  control.  There  can  be  no  assurance  that  such  statements  will  prove  accurate,  and  actual  results  and  developments  are likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking  statements  contained  in  this  press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including,  but  not  limited  to:  the  impact  of  competitive  products  and  pricing,  the  Companies'  dependence  on  third  parties  and licensing/service  supply  agreements,  and  the  ability  of  competitors  to  license  the  same  technologies  as  the  Companies  or  develop or  license  other  functionally  equivalent  technologies;  financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to

the  Companies  and  changes  in  how  they  are  interpreted  and  enforced,    delays  resulting  from  or  inability  to  obtain  required regulatory  approvals  and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic

conditions  in  Canada,  and  the  United  States,  industry  conditions,    increased  competition,  the  lack  of  availability  of  qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect

to   announced   transactions.   The   Companies’  actual   results,   performance   or   achievements   could   differ   materially   from  those

expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  Reg  Technologies’ financial  statements,

management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at

www.sedar.com,  and  its  Form  20-F  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov,  and  REGI’s

Form  10-KSB  annual  report  filed  with  the  United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no

assurances  can  be  given  that  any  of  the  events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Companies  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Companies do not undertake any obligation to update publicly or to  revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.